Seward & Kissel LLP
901 K Street, NW
Suite 800
Washington, DC 20001
Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

September 23, 2024

Via EDGAR CORRESPONDENCE

Alberto Zapata, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	AB Trust
- AB Value Fund
Post-Effective Amendment No. 43
File Nos. 333-51938 and 811-10221

Dear Mr. Zapata:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above-referenced post-effective amendment to the registration statement filed on August 2, 2024 (the “Post-Effective Amendment”), on Form N-1A for AB Value Fund (the “Fund”), a series of AB Trust (“Registrant”). You provided the Staff’s comments to me by telephone on September 12, 2024.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Post-Effective Amendment. Any changes to the Fund’s Prospectus referenced in the responses will be reflected in a Rule 485(b) filing.

	Comment 1:	Footnote (d) to the Fund’s expense table describes a contractual waiver of a portion of the Fund’s management fee. Please disclose, if applicable, that the Adviser is entitled to recoup fees waived under the arrangement and the terms of such recoupment.

	Response:	The Adviser confirms that it is not entitled to recoup waived fees under the Fund’s management fee waiver agreement.

Comment 2:	The Staff notes that the “Principal Strategies” section of the Prospectus states that the Fund may invest in non-U.S. companies, with no disclosure regarding investments in securities of companies in emerging markets. However, the section “Additional Information About The Fund’s Strategies, Risks and Investments – Foreign (Non-U.S.) Securities” includes disclosure on the risks of investing in emerging market securities. Please include appropriate disclosure for investing in emerging market securities, including risk disclosures, under “Principal Strategies” and “Principal Risks.”

Response:	Registrant has considered the comment and respectfully declines to modify the disclosures. Although the Fund may invest in some companies located in emerging markets from time to time, such investments are not expected to constitute a principal strategy of the Fund. Registrant notes that the section “Additional Information About the Fund’s Strategies, Risks and Investments” indicates it includes information about the Fund’s principal and non-principal strategies and risks.

Comment 3:	Consider whether additional disclosure is necessary to explain how derivatives are treated for purposes of the Fund’s 80% investment policy.

Response:	The Fund’s investments in derivatives will not count towards meeting its 80% investment policy. Registrant believes the current disclosure related to the Fund’s 80% investment policy is sufficient.

Comment 4:	With respect to the disclosure under “Additional Information About the Fund’s Strategies, Risks and Investments – ESG Integration,” please consider providing additional disclosure clarifying the Adviser’s ESG review process, including whether the Adviser considers ESG factors for each of the Fund’s investments.

Response:	Registrant has considered the comment and respectfully declines to modify Fund disclosures in response to this comment. Registrant believes that the current ESG disclosures are sufficient. Registrant notes that the disclosure indicates that ESG considerations may not be applicable to all types of instruments or investments.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Linda Kim, Esq.
Paul M. Miller, Esq.